AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04035290

RECEIVED
2004 JUL -7 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

17 June 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 June 2004, Re: Change of Company Secretary for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Change Of Company Secretary

Ownership transfer to AMSTEEL/EDMS/KLSE on 16-06-2004 05:10:30 PM
Reference No AA-040616-265F5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

*	Date of change	: **16-06-2004**
*	Type of change	: **Appointment**
*	Designation	: ***Joint Secretary***
	License no.	: **MAICSA 7013812**
*	Name	: **WONG PHOOI LIN**
	Working experience and occupation during past 5 years	:
	Remarks	:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

16 JUN 2004